EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2007	2006
Net Income	$2.6	$2.0
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$2.6	$2.0

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	5,626,553	5,576,551

Dilutive Effect of Stock Options and Restricted Stock (000’s)	17,070	14,353

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	5,643,623	5,590,904

Earnings Per Share – Basic	$0.46	$0.36

Earnings Per Share – Diluted	$0.46	$0.36